Osler, Hoskin & Harcourt LLP
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New York, N.Y. 10018
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OSLER

July 7, 2008

Kevin D. Cramer
Direct Dial: (212) 991-2537
kdcramer@osler.com

New York

Toronto

Montréal

Calgary

Ottawa

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-7010
Attention: Gary Newberry

Dear Mr. Newberry:

**Fording Canadian Coal Trust ("Fording') - Filing on Form 40-F for Fiscal Year Ended
December 31, 2007
Filed March 17, 2008
File No. 1-15230**

Reference is made to the comments of the staff (the "Staff") of the Securities and Exchange
Commission (the "SEC") with respect to the above-referenced filing on Form 40-F (the "Form 40-F")
in the letter dated June 23, 2008 (the "Comment Letter") addressed to Mr. R. James Brown, Chief
Financial Officer of Fording.

We are writing to respond on behalf of Fording to the Staff's request for a copy of the final report
prepared by Marston Canada, Inc. covering their review of reserve and resource determination
procedures at the Fording River and Elkview operations (the "Final Report"). As noted in your
Comment Letter, the Final Report is being provided to the Staff as supplemental information and not
as part of Fording's Form 40-F filing.

Enclosed please find a CD containing a copy of the Final Report. As requested, the CD has been
formatted as an Adobe PDF file.

To the extent George Schuler of the Staff would like to discuss the Final Report, please have Mr.
Schuler contact Mr. Ross Pritchard, Director, Engineering, Elk Valley Coal Corporation. Mr.
Pritchard can be reached at (403) 260-8102.

Pursuant to Rule 418(b) under the Securities Act of 1933, as amended, Fording requests that the Final
Report be returned to it once the Staff has completed its review. To that end, enclosed please find a
pre-paid, pre-addressed shipping label to facilitate the return of this supplemental information.

In connection with responding to the Comment Letter, Fording acknowledges that:

(a)   it is responsible for the adequacy and accuracy of the disclosure in the Form 40-F;

OSLER

(b)   Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to such filing; and

(c)   Fording may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you, Mr. Schuler or any other member of the Staff has any further questions or comments concerning this response or the Form 40-F, please do not hesitate to contact Jaime Laskis at (212) 991-2515 or myself.

Yours very truly,

Kevin D. Cramer

Kevin D. Cramer
Partner

cc: R. James Brown, *Fording Canadian Coal Trust*
Rob Douglas, *Fording Canadian Coal Trust*
George Schuler, Mining Engineer, *Securities and Exchange Commission*